EXHIBIT 99.1

Celsion Announces New Board Member

Alberto R. Martinez, MD Brings Industry and Commercial Experience to the Company

COLUMBIA, Md., December 8, 2010 /PRNewswire via COMTEX News Network/ -- Celsion Corporation (Nasdaq: CLSN), a biotechnology drug development company that is leveraging its heat sensitive liposomal technology platform to encapsulate and deliver high concentrations of proven chemotherapeutics, announces the appointment of Alberto R. Martinez, MD, to its Board of Directors, effective December 6, 2010.

Dr. Martinez brings an extensive track record of accomplishments in biopharmaceutical development and commercialization.   His career has spanned the product development landscape from clinical operations to successful commercial launch.   Dr. Martinez previously served as the President and CEO of Talecris Biotherapeutics Inc., as well as Executive Vice President of Worldwide Commercial Operations of CSL Behring, Senior Vice President at Aventis Behring, and as General Manager with Sandoz Pharmaceutical Corporation.

Michael H. Tardugno, Celsion's President and CEO commented, "we are fortunate to have someone of Alberto’s talent join our Board of Directors.  His insights into emerging markets and executive experience in the biopharmaceutical industry will be enormous assets as Celsion plans both its future strategy and the immediate regulatory and commercial pathway for our lead drug, ThermoDox®, for the treatment of primary liver cancer."

“I am excited to be joining the Board at this juncture in Celsion’s history, and I look forward to the opportunity to working with Celsion's Board and executive management team,” noted Dr. Martinez. “It’s my belief that the Company has an outstanding technology platform and clinical promise, from which a strong and growing oncology drug development company can be built.”

About Celsion
Celsion is a leading oncology company dedicated to the development and commercialization of innovative cancer drugs including tumor-targeting treatments using focused heat energy in combination with heat-activated drug delivery systems. Celsion has research, license, or commercialization agreements with leading institutions such as the National Institutes of Health, Duke University Medical Center, University of Hong Kong, Mayo Clinic, the University of Pisa, and the North Shore Long Island Jewish Health System.

Investor Contact
Marcy Nanus
The Trout Group
646-378-2927 or mnanus@troutgroup.com

For more information on Celsion, visit our website: http://www.celsion.com
Celsion wishes to inform readers that forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, unforeseen changes in the course of research and development activities and in clinical trials by others; possible acquisitions of other technologies, assets or businesses; possible actions by customers, suppliers, competitors, regulatory authorities; and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission.